Mail Stop 4561

January 26, 2007

Mr. Michael P. Daly
President and Chief Executive Officer
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, Massachusetts 01201

       Re: **Berkshire Hills Bancorp, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2005
                Forms 10-Q for the Quarterly Periods Ended March 31, 2006, June 30, 2006 and September 30, 2006
                File No. 0-58514

Dear Mr. Daly:

We have reviewed your response dated January 12, 2007 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2005:

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Accounting for Derivatives, page 44

1.   We note your response to comment one of our letter dated December 28, 2006. Please tell us the following with respect to your cash flow hedge of prime-based revolving home equity loan portfolio:

- how you document with sufficient specificity the hedged cash flows;
- whether the documented hedged risk is the risk of overall changes in the hedged cash flows or the risk of changes in the hedge cash flows attributable to changes in prime;
- the specific prime rate index used for the loans and the interest rate swap;
- how you considered that prime is not a benchmark rate as defined by SFAS 133;
- how you ensure that hedged cash flows share the same risk exposure;

- whether there are instances in which the margin on the loans within the hedged cash flow pool were not zero percent;
- how you ensure that the payment dates on the interest payments received are the same as the payment dates of the swap;
- whether the timing of rate reset for the loans are the same as the reset for the swap;
- the specific guidance upon which you relied in determining the appropriate prospective and retrospective method of assessing effectiveness;
- the specific guidance upon which you relied in determining the appropriate method of measuring ineffectiveness; and
- whether you considered any other potential sources of ineffectiveness aside from the changes in the balance of the loan portfolio.

2.   With respect to your fair value hedges of pools of fixed-rate brokered certificates of deposit portfolios, please tell us the following:

- which of the hedged risks described in paragraph 21(f) of SFAS 133 is the designated risk being hedged;
- how you determined that the portfolio of deposits satisfies the requirements of paragraph 21(a)(1) with respect to grouping of similar assets and liabilities;
- how the documented hedging strategy met the requirements of paragraph 20(b);
- whether a broker placement fee or upfront fees that take the LIBOR leg off market is included in the pricing or terms of the swap;
- whether the swap contains an option to mirror death redemptions;
- the specific quantitative and qualitative analysis you performed at inception to determine that there would not be a material amount of ineffectiveness, including your assessment of the impact of death redemptions;
- the specific guidance upon which you relied in determining the appropriate prospective and retrospective method of assessing effectiveness;
- whether you considered any other potential sources of ineffectiveness aside from the changes in the balance of the loan portfolio, such as differences between the credit risk of the hedged item and the swap or changes in the swap counterparty's creditworthiness;
- how you documented your approach to effectiveness testing if there were changes in the matched terms or changes in counterparty credit;
- how you determined the amount of ineffectiveness at December 31, 2005 and whether you measure the amount of ineffectiveness on a periodic basis;
- whether the lack of recording known ineffectiveness was included in as an unadjusted audit difference; and

- the specific guidance upon which you relied in determining that comparing the certificate balances and the notional amounts of the related swap agreements is an appropriate method of measuring ineffectiveness.

Form 10-Q for the Quarterly Period Ended September 30, 2006:

Management's Discussion and Analysis

Comparison of Financial Condition at September 30, 2006 and December 31, 2005, page 20

3.   We note your response to four of our letter dated December 28, 2006. Your response does not appear to clearly explain how using the probable rate of loan losses over the expected average life of each loan pool helped you derive the loss factors which would result in your estimate of losses incurred as of the period-end. Please explain to us how your current methodology estimates the losses incurred as of the period-end and does not represent an estimate of the expected losses over the life of the related loan pools. In your response please clearly bridge the gap between deriving the average annual expected loss rate and the portfolio estimated loss factor that is applied to the pool of loans as of the period-end. Aside from demonstrating that you multiplied the estimated annual loss rate by the estimated average life of loan category to arrive at the estimated loss factors, it does not appear as though your response clearly explains the interrelationship between the average annual expected loss rate and the estimated loss factors.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3490 if you have any questions.

                                                Sincerely,

                                                Donald Walker
                                                Senior Assistant Chief Accountant